UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of December, 2013

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

25/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CHINA ENTERPRISES LIMITED

ANNUAL GENERAL MEETING 2011, 2012 AND 2013 CIRCULAR

PROXY CARD

SIGNATURE

CHINA ENTERPRISES LIMITED

(Exact Name of Registrant as Specified in its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Office)

ANNUAL GENERAL MEETING

2011, 2012 AND 2013

Enclosed herewith a notice convening an annual general meeting of China Enterprises Limited (“the Company”) to be held at 2:30 p.m. on January 6, 2014 (Hong Kong time) at Gemini and Libra, 33rd Floor, Rosedale on the Park, 8 Shelter Street, Causeway Bay, Hong Kong is set out on page 4 of this circular.

Whether or not you intend to attend the annual general meeting, you are requested to complete the enclosed proxy card in accordance with the instructions printed thereon to the Company. The proxy card must be received on or prior to January 3, 2014 ( Hong Kong time) for action to be taken. Completion and return of the proxy card will not preclude you from attending and voting in person at the meeting should you so wish.

- i -

PART I

CORPORATE INFORMATION

CORPORATE INFORMATION

ANNUAL GENERAL MEETING	REGISTRAR, TRANSFER AGENT

Date and time: January 6, 2014	Bermuda:
at 2:30 p.m.	MUFG Fund Services (Bermuda)
(Hong Kong time)	Limited
Venue: Gemini and Libra	26 Burnaby Street
33rd Floor	Hamilton HM 11
Rosedale on the Park	Bermuda
8 Shelter Street
Causeway Bay, Hong Kong	United States:

TRADING VENUE	Address:
Computershare Trust Company, N. A .
OTC Securities Market	P.O. Box 43078
Trading Symbol: CSHEF	Providence, RI 02940 -3078

PRINCIPAL PLACE OF BUSINESS	Private Couriers/Registered Mail:
Computershare Trust Company, N. A .
25th Paul Y. Centre	250 Royall Street
51 Hung To Road, Kwun Tong	Canton, MA 02021
Kowloon, Hong Kong
Telephone: (852) 3151- 0300	Computershare Phone #: (800) 522- 6645
Fax: (852) 2372- 0620
Questions & Inquiries via
REGISTERED OFFICE	Computershare’s Website:
http://www.computershare.com
Clarendon House	Hearing Impaired #: TDD: 1-800 -952-9245
2 Church Street
Hamilton HM 11	PUBLIC RELATIONS
Bermuda
Pristine Advisers LLC
OFFICIAL WEBSITE	8 Walnut Ave E
Farmingdale, NY11735
http://www.chinaenterpriseslimited.com	Telephone: (631) 756 -2486
Fax: (646) 478-9415

COUNSEL	FORM 20 -F

Conyers Dill & Pearman
2901 One Exchange Square	Form 20 -F for China Enterprises Limited
8 Connaught Place	is available on the U. S. Securities and
Central	Exch a nge C om m ission’s websit e at
Hong Kong	www.sec.gov after its filing with the U.S.
Telephone: (852) 2524 -7106	Securities Exchange Commission.
Fax: (852) 2845-9268

INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Crowe Horwath (HK) CPA Limited
9/F Leighton Centre
77 Leighton Road
Causeway Bay, Hong Kong
Telephone: (852) 2894-6888
Fax: (852) 2895-3752

PART II

NOTICE OF 2011, 2012 AND 2013

ANNUAL GENERAL MEETING

NOTICE OF 2011, 2012 AND 2013 ANNUAL GENERAL MEETING

CHINA ENTERPRISES LIMITED

(incorporated in Bermuda with limited liability)

Principal Place of Business:

25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Registered Office:

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

To the Shareholders of

China Enterprises Limited:

The annual general meeting of China Enterprises Limited (“the Company”) is called and will be held at 2:30 p.m. on January 6, 2014 at Gemini and Libra, 33rd Floor, Rosedale on the Park, 8 Shelter Street, Causeway Bay, Hong Kong (“Annual General Meeting”), for the following purposes:

(1)	To re-elect each of the following six directors for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine the Directors’ remuneration:

Dr. Yap, Allan

Ms. Chan Ling, Eva

Mr. Lien Kait Long

Ms. Dorothy Law

Mr. Richard Whittall

Mr. Sin Chi Fai;

(2)	To consider and adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2010;

(3)	To re-appoint Crowe Horwath (HK) CPA Limited as the independent registered public accounting firm for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine its remuneration; and

(4)	To consider and approve the deferral of laying the reports of the independent registered public accounting firm and audited financial statements for the years ended December 31, 2011 and 2012 until they are ready for presentation to shareholders.

Only shareholders of record at the close of business on November 18, 2013 are entitled to attend and to vote at the Annual General Meeting.

It is requested that you sign, date and mail the enclosed proxy card whether or not you plan to attend the Annual General Meeting. You may revoke your voted proxy at any time prior to the meeting or vote in person if you attend the meeting.

We thank you for your assistance and appreciate your cooperation.

By order of the Board of Directors Yap, Allan Chairman

December 5, 2013

PART III

PROXY STATEMENT

PROXY STATEMENT

CHINA ENTERPRISES LIMITED

(incorporated in Bermuda with limited liability)

The accompanying proxy is solicited by the Board of Directors and is revocable at any time before it is exercised. The cost of solicitation will be borne by the Company. The report of the independent registered public accounting firm and the audited consolidated financial statements for the year ended December 31, 2010 are enclosed with this Proxy Statement.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

The shareholders of the Company will be asked to re-elect six persons to the Board of Directors to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified and to authorize the Board of Directors to determine the Directors’ remuneration. All nominees are currently Directors of the Company. The persons named in the accompanying proxy will vote all properly executed proxies for the election of the persons named in the following table unless authority to vote for one or more of the nominees is withheld.

			Employed
Name	Age	Position	Since
Yap, Allan	58	Chairman of the Board of the Company	2001
Chan Ling, Eva	48	Deputy Chairman of the Board of the Company	2004
Lien Kait Long	65	Director	1999
Dorothy Law	44	Director	2000
Richard Whittall	54	Independent Director	2000
Sin Chi Fai	54	Independent Director	2010

Compensation of Directors and Officers

For the year ended December 31, 2010, the aggregate amount of remuneration paid by the Company to all directors and executive officers, for services in all capacities, was US$110,700 (2009: US$120,000). No bonus has been paid for the year ended December 31, 2010.

Required Vote

The affirmative vote of the holders of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required for the election of the nominees to the Board of Directors of the Company, and to authorize the Board of Directors to determine the Directors’ remuneration.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal including the election of six nominees listed above and authorizing the Board of Directors to determine the Directors’ remuneration.

PROXY STATEMENT

PROPOSAL NO. 2

ADOPTION OF THE REPORT OF THE INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM AND 2010 FINANCIAL STATEMENTS

The Board of Directors approved the report of the independent registered public accounting firm and the audited financial statements of the Company for the year ended December 31, 2010 and the same will be presented at the Annual General Meeting for the shareholders’ consideration and adoption. The shareholders will be asked to approve adoption of the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2010 at the Annual General Meeting.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to adopt the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2010.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROPOSAL NO. 3

RE-APPOINTMENT OF CROWE HORWATH (HK) CPA LIMITED AS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In accordance with applicable law, the Company’s shareholders have the right to appoint independent registered public accounting firm of the Company and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration. On November 14, 2013, the Board of Directors recommended that Crowe Horwath (HK) CPA Limited be re-appointed as independent registered public accounting firm of the Company for a term expiring at the next annual general meeting and the Board of Directors be authorized to fix the independent registered public accounting firm’s remuneration. The aggregate fees billed by Crowe Horwath (HK) CPA Limited for the fiscal year ended December 31, 2010 were totaling HK$650,000. Accordingly, the shareholders will be asked to approve such re-appointment at the Annual General Meeting and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the re-appointment of Crowe Horwath (HK) CPA Limited as the Company’s independent registered public accounting firm and to authorize the Board of Directors to fix its remuneration.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROXY STATEMENT

PROPOSAL NO. 4

APPROVAL OF DEFERRAL OF LAYING THE REPORTS OF THE

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2012 UNTIL THEY ARE READY FOR

PRESENTATION TO THE SHAREHOLDERS OF THE COMPANY

The audited financial statements for the year ended December 31, 2010 will be presented in the Annual General Meeting. Thereafter, the Company will arrange with the independent registered public accounting firm to complete auditing of the subsequent years’ financial statements. Accordingly, the shareholders will be asked to approve the deferral of laying the reports of the independent registered public accounting firm and the Company’s financial statements for the years ended December 31, 2011 and 2012 for adoption when they are ready for presentation to the shareholders of the Company.

Required Vote

The affirmative vote of holders of majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the deferral of laying the reports of the independent registered public accounting firm and audited financial statements for the years ended December 31, 2011 and 2012 until they are ready for presentation to the shareholders of the Company.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY, AND THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED. DUE TO THE SIGNIFICANT TIME DIFFERENCE BETWEEN NORTH AMERICA AND HONG KONG, PROXIES MUST BE RECEIVED ON OR PRIOR TO JANUARY 3, 2014 (HONG KONG TIME) FOR ACTION TO BE TAKEN.

By order of the Board of Directors Yap, Allan Chairman

December 5, 2013

PART IV

REPORTS OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRMS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

Crowe Horwath (HK) CPA Limited

Hong Kong, China

November 18, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of China Enterprises Limited:

We have audited the accompanying consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows of China Enterprises Limited and subsidiaries (the “Company”) for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and the cash flows of the Company for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU

Certified Public Accountants

Hong Kong

January 27, 2010

PART V

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009

AND 2010

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(5,770)	(2,819)	(3,316)	(502)
Non-operating income (expenses):
Interest income	4,865	3,291	3,379	512
Interest expense	(3,834)	(4,493)	(3,299)	(500)
Investment income	1,228	6,062	5,989	907
Compensation income (note 8)	17,000	—	—	—
Net realized loss recognized on investments	(2,568)	(780)	(1,287)	(195)
Unrealized gain (loss) on trading securities still held at the balance sheet date	(56,673)	15,483	(3,555)	(539)
Change in fair value of conversion option (note 7)	(4,244)	72	(185)	(28)
Impairment loss recognized on available-for-sale securities	(69,524)	—	(6,015)	(911)
Exchange gain	3,105	530	1,345	204

(Loss) profit before income tax and equity in earnings of equity method affiliates	(116,415)	17,346	(6,944)	(1,052)
Income tax benefit (expense) (note 10)	9,529	(25,512)	(15,194)	(2,302)
Equity in earnings of equity method affiliates (note 6)	35,445	255,117	190,167	28,813

Net income (loss)	(71,441)	246,951	168,029	25,459

Earnings (loss) per common share
Basic and diluted	(7.92)	27.39	18.63	2.82

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	229	87	14
Notes receivable (note 4)	—	—	—
Prepaid expenses and other current assets	965	161	24
Due from related parties (note 15)	30,153	24,093	3,650
Trading securities (note 5)	63,750	54,821	8,306

Total current assets	95,097	79,162	11,994
Investments in and advances to equity method affiliates (less allowance of Rmb7,601 in 2009 and 2010) (note 6)	648,467	838,634	127,065
Convertible note receivable (note 7)	51,789	51,764	7,843
Deposit paid for acquisition of investment (note 9)	75,000	75,000	11,364
Available-for-sale securities (note 5)	33,546	31,511	4,774
Other assets	6	6	1

Total assets	903,905	1,076,077	163,041

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to related parties (note 15)	106,943	93,756	14,205
Amounts due to securities brokers	29,884	23,961	3,631
Other payables	1,095	667	101
Accrued liabilities	4,522	5,815	881
Other taxes payable	2,753	2,753	417
Income taxes payable	24,240	23,484	3,558

Total current liabilities	169,437	150,436	22,793
Deferred tax liability (note 10)	29,057	48,074	7,283

Total liabilities	198,494	198,510	30,076

CONSOLIDATED BALANCE SHEETS — CONTINUED

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$
Commitments and contingencies (note 13)
Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2009 and December 31, 2010) (note 11)	770	770	117
Additional paid-in capital	1,000,958	1,000,958	151,660
Accumulated other comprehensive losses	(15,712)	(11,585)	(1,755)
Accumulated deficit	(280,605)	(112,576)	(17,057)

Total shareholders’ equity	705,411	877,567	132,965

Total liabilities and shareholders’ equity	903,905	1,076,077	163,041

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares)

						Accumulated
						other
						compre-
	Supervoting		Supervoting		Additional	hensive			Compre-
	common	Common	common	Common	paid-in	(losses)	Accumulated		hensive
	stock	stock	stock	stock	capital	income	deficit	Total	income
			Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2008	—	9,017,310	—	770	1,000,958	(7,288)	(456,115)	538,325
Net loss	—	—	—	—	—	—	(71,441)	(71,441)	(71,441)
Foreign currency translation adjustment	—	—	—	—	—	(8,079)	—	(8,079)	(8,079)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(69,524)	—	(69,524)	(69,524)
Impairment loss on available-for-sale securities	—	—	—	—	—	69,524	—	69,524	69,524

Balance at December 31, 2008	—	9,017,310	—	770	1,000,958	(15,367)	(527,556)	458,805	(79,520)

Net income	—	—	—	—	—	—	246,951	246,951	246,951
Foreign currency translation adjustment	—	—	—	—	—	(174)	—	(174)	(174)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(171)	—	(171)	(171)

Balance at December 31, 2009	—	9,017,310	—	770	1,000,958	(15,712)	(280,605)	705,411	246,606

Net income	—	—	—	—	—	—	168,029	168,029	168,029
Foreign currency translation adjustment	—	—	—	—	—	(1,023)	—	(1,023)	(1,023)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(865)	—	(865)	(865)
Impairment loss on available-for-sale securities	—	—	—	—	—	6,015	—	6,015	6,015

Balance at December 31, 2010	—	9,017,310	—	770	1,000,958	(11,585)	(112,576)	877,567	172,156

Balance at December 31, 2010 (in US$)			—	117	151,660	(1,755)	(17,057)	132,965	26,084

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	(71,441)	246,951	168,029	25,459
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Net realized loss recognized on investments	—	780	1,287	195
Unrealized (gain) loss on trading securities still held at
the balance sheet date	—	(15,483)	3,555	539
Change in fair value of conversion option	4,244	(72)	185	28
Impairment loss on available-for-sale securities	69,524	—	6,015	911
Equity in earnings of equity method affiliates	(35,445)	(255,117)	(190,167)	(28,813)
Compensation income from disclaiming rights in deposit paid for acquisition of properties	(17,000)	—	—	—
Amortization of discount on subscription of convertible note receivable	(3,180)	(3,275)	(3,379)	(512)
Interest income collected on convertible note	1,124	1,110	1,097	166
Interest income from notes receivable and related party receivable	(1,684)	(16)	—	—
Write- off of other current assets	467	—	—	—
Deferred tax	(15,779)	25,512	19,017	2,881
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	47	(789)	804	122
Accounts and other payables	—	(15,668)	(429)	(64)
Accrued liabilities	2,086	(1,141)	1,292	195

Net cash provided by (used in) operating activities	(67,037)	(17,208)	7,306	1,107

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
Cash flows from investing activities:
Decrease in due from related parties	20,456	27,648	6,155	933
Decrease in trading securities	28,349	—	—	—
Purchases of trading securities	—	(9,946)	(165)	(25)
Proceeds from trading securities	—	11,229	3,215	487
(Increase) decrease in amounts due to securities brokers	—	(11,278)	(4,879)	(739)
Purchase of available-for-sale securities	(53,232)	—	—	—
Proceeds from available-for-sale securities	—	1,326	—	—

Net cash provided by (used in) investing activities	(4,427)	18,979	4,326	656

Cash flows provided by (used in) financing activities:
Change in due to related parties	71,061	(1,191)	(13,282)	(2,012)

Effect of exchange rate change	2	(471)	1,508	228

Net increase (decrease) in cash and cash equivalents	(401)	109	(142)	(21)
Cash and cash equivalents, beginning of year	521	120	229	35

Cash and cash equivalents, end of year	120	229	87	14

Supplemental schedule of cash flow information:
Interest paid	(3,834)	(4,493)	(3,299)	500

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
Non- cash investing and financing activities:
Assignment of receivable and notes receivable through current accounts of related parties	15,846	—	—	—
Settlement of notes receivable and other payables (note 4)	—	20,523	—	—
Compensation income received and deposit paid on behalf by a former subsidiary	75,000	—	—	—
Acquisition of a subsidiary (note 3)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“HHL”), a public company listed on the HKSE. In June 2006, HHL acquired a controlling interest in GDI and became the parent company. On December 8, 2006, HHL became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, HHL ceased to be a subsidiary of ITC and HHL became the ultimate parent company until 2008 when HHL reduced its equity interest in the Company. Following the completion of the distribution of its HHL shares to its shareholders in November 2010, ITC’s interests in HHL dropped from 42% to 0.1%. As of December 31, 2010, HHL held a 28.95% equity interest in the Company. There have been no further changes in the Company’s ownership status.

The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which primarily consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”, principally engaged in investment holding), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI, principally engaged in investment holding), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI, principally engaged in investment holding), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI, principally engaged in investment holding) and Whole Good Limited (“Whole Good”, incorporated in the BVI, principally engaged in investment holding). The Company and all of its subsidiaries are collectively referred to as the “Group”.

As of December 31, 2009 and 2010, the Company also had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (Note 18(ii)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Having re-considered the nature of the Company’s security trading activities, the Company has reclassified RMB13,575 of cash provided by operating activities to cash provided by investing activities and effect of exchange rate change related to trading securities and amounts due to securities brokers for fiscal 2009 in the Consolidated Statements of Cash Flows. This reclassification had no effect on the net increase (decrease) in cash and equivalents or on net income (loss), as previously reported. No such reclassification was made for the year ended December 31, 2008 as the turnover and amount of the Company’s security trading activities were relatively quicker and larger in the year then ended.

(b)	Basis of Consolidation

The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company did not have a variable interest in any variable interest entity during the periods presented.

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

(c)	Equity Method Investments in Affiliates

Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of the affiliate’s net income or loss is included in the consolidated statements of operations.

Investment in equity method affiliates is accounted for under the equity method, under which the amount of the investment is recorded at cost, with adjustments to recognize the Group’s share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Group’s cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Group’s share of changes in the equity method affiliates’ capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(d)	Cash and Cash Equivalents

The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.

(e)	Trading Securities

Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.

(f)	Available-for-sale Securities

Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. They are held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive gain or losses.

Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method.

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

During the year ended December 31, 2008 and 2010, RMB69,524 and RMB6,015 of losses previously classified in other comprehensive gain or losses were reclassified into earnings to recognize an other-than-temporary decline in fair value. No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(g)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

The Company adopted ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(h)	Foreign Currencies

The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The Company has elected Renminbi as its reporting currency.

Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statements of operations.

Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated into Renminbi at the rates of exchange prevailing at the balance sheet dates and all income and expense items are translated into Renminbi at the average rates of exchange over the year. Exchange differences resulting from the translation have been recorded as a component of comprehensive losses.

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.6, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2008, 2009 and 2010.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, impairment of available-for-sale securities, valuation of derivative instruments and valuation allowances for deferred tax assets.

(k)	Financial Instruments

The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the consolidated statements of operations.

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, notes receivable, amounts due from related parties and convertible note receivables. The Company has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Company does not expect to incur significant losses for uncollected advances from these entities.

(l)	Comprehensive Income

Comprehensive income represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income (loss) and the foreign exchange differences arising from translation to the reporting currency and unrealized gains and losses on available-for-sale securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements

In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary. Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets. This ASU is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), which requires a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company has adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. The Company will adopt the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011 and expects the adoption will not have significant impact on the Group’s consolidated financial statements.

In March 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. The amendments in this ASU are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after issuance of this ASU. The Company does not expect the provisions of ASU 2010-11 to have a material effect on the financial position, results of operations or cash flows of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In March 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. The amendments in this ASU are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after issuance of this ASU. The Company does not expect the provisions of ASU 2010-11 to have a material effect on the financial position, results of operations or cash flows of the Company.

In April 2010, the FASB issued ASU 2010-13, “Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force”. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. The Company does not expect the provisions of ASU 2010-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

In May 2010, the FASB issued ASU 2010-19, “Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates”. The amendments in this ASU are effective as of the announcement date of March 18, 2010. The adoption of this update did not have a material effect on the financial position, results of operations or cash flows of the Company.

In January 2011, the FASB issued ASU No. 2011-01 — Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20. The amendments in this update temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. This deferral will have no material impact on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In January 2011, the FASB issued ASU No. 2011-02 — Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this update provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. For public companies, the new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. Early application is permitted. The adoption of the provisions in ASU 2011-02 will have no material impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04 — Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this update intend to converge requirements for how to measure fair value and for disclosing information about fair value measurements in US GAAP with International Financial Reporting Standards. For public entities, this ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of the provisions in ASU 2011-04 will have no material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05 — Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments in this update require (i) that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements (the current option to present components of other comprehensive income (“OCI”) as part of the statement of changes in shareholders’ equity is eliminated) and (ii) presentation of reclassification adjustments from OCI to net income on the face of the financial statements. For public entities, the amendments in this ASU are effective for years, and interim periods within those years, beginning after December 15, 2011. The amendments in this update should be applied retrospectively. Early adoption is permitted. The Company does not expect the adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In December 2011, the FASB issued ASU No. 2011-12 — Comprehensive Income (Topic 220). The amendments in this update supersede certain pending paragraphs in ASU No. 2011-05, to effectively defer only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. The amendments in this update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02 “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” This ASU simplifies how entities test indefinite-lived intangible assets for impairment to improve consistency in impairment testing requirements among long-lived asset categories. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012; early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters, (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, to resolve a diversity in accounting for the cumulative translation adjustment of foreign currency upon derecognition of a foreign subsidiary or group of assets. This ASU requires the parent to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. Further, this ASU clarified that the parent should apply the guidance in subtopic 810-10 if there is a sale of an investment in a foreign entity, including both (1) events that result in the loss of a controlling financial interest in a foreign entity and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The provisions in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, “Income Taxes (Topic 740)”. The amendments in this update provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. These amendments provide that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The Company does not expect ASU 2013-11 to have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

3.	ACQUISITION

In April 2008, China Enterprises Limited acquired a 100% equity interest in Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited, companies engaged in securities investment, from HHL group. Pursuant to the terms of the acquisition agreements, total consideration was Rmb34,417 (US$5,045), and the amount was recorded as a payable of the Company owing to HHL.

The following summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

Rmb
Assets acquired:
Accounts and other receivable	63
Amount due from related parties	23,518
Available-for-sale securities	51,102
Trading securities	68,645

Total	143,328

Liabilities assumed:
Amount due to related parties	32,498
Accounts and other payables	57,042
Tax payable	19,371

Total	108,911

Net assets acquired	34,417

4.	NOTES RECEIVABLE

The notes, carrying interest at commercial rates, were unsecured and receivable from an unrelated party. During 2009, the Company instructed the debtor to fully settle the notes receivable by directly paying off the Company’s other payables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

5.	INVESTMENTS

	2009	2010	2010
	Rmb	Rmb	US$
Trading securities:
Equity securities listed in Hong Kong	50,116	38,846	5,886
Equity securities listed in Singapore	13,634	15,975	2,420

Total	63,750	54,821	8,306

Available-for-sale securities:
Equity securities listed in Hong Kong	33,546	31,511	4,774

	2009	2010	2010
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	122,792	117,600	17,818
Unrealized gains	24,948	16,016	2,427
Unrealized losses	(83,990)	(78,795)	(11,939)

Total at fair value	63,750	54,821	8,306

Available-for-sale securities:
Cost	101,926	97,872	14,829
Impairment recognized in earnings	(68,209)	(71,511)	(10,835)

Adjusted amortized cost	33,717	26,361	3,994
Unrealized gains	760	5,150	780
Unrealized losses	(931)	—	—

Total at fair value	33,546	31,511	4,774

As of December 31, 2010, the Company considers the declines in market value of one of its marketable securities in its investment portfolio to be other than temporary in nature and considers this investment other-than-temporarily impaired. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. During 2008, 2009 and 2010, the Company recognized impairment charges of Rmb69,524, nil and Rmb6,015, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES

	2009	2010	2010
	Rmb	Rmb	US$
Investments in equity method affiliates	648,333	838,500	127,045
Advances to equity method affiliates	7,735	7,735	1,172

Total	656,068	846,235	128,217
Less: Allowance for advances to equity method affiliate	(7,601)	(7,601)	(1,152)

	648,467	838,634	127,065

Equity ownership percentages for these affiliates are presented below:

	Place of
	incorporation/
Affiliate	registration	2009	2010
X One Holdings Limited (“X One”)	Hong Kong	—	—
HZ	PRC	26%	26%

X One:

In April 2009, X One was dissolved pursuant to Section 291 of the Hong Kong Companies Ordinance.

HZ:

As of December 31, 2009 and 2010, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (Note 18(ii)).

The advances to the affiliate are interest free and the Group will not demand repayment within one year from the respective balance sheet dates and the amount is therefore considered non-current.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued

HZ: — continued

Summarized financial information of HZ:

	2009	2010	2010
	Rmb	Rmb	US$
Current assets	4,335,233	6,087,063	922,282
Non-current assets	4,965,765	5,709,195	865,030
Current liabilities	5,398,066	6,840,021	1,036,367
Non-current liabilities	1,115,462	1,395,616	211,457
Total equity	2,494,629	3,226,040	488,794

Company’s share of net assets of HZ	648,467	838,634	127,065

	Year ended December 31,
	2009	2010	2010
	Rmb	Rmb	US$
Revenues	15,145,328	20,258,466	3,069,464

Net income and comprehensive income attributable to shareholders of HZ	981,221	731,411	110,820

Company’s share of net income of HZ	255,117	190,167	28,813

HZ’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis and to obtain additional financing as may be required.

HZ has historically met cash needs from borrowings and operating cash flows. Subsequent to the balance sheet date, HZ has obtained new bank borrowings of Rmb381,350 repayable substantially from 2013 to 2014 and a new bond borrowing of Rmb880,976 repayable by 2014.

The directors of HZ are of the opinion that taking into account the presently available banking facilities and cash inflow from its operation, HZ has sufficient working capital to meet its debts when they fall due in the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	CONVERTIBLE NOTE RECEIVABLE

On March 23, 2006, Rosedale Hotel Holdings Limited (“Rosedale”) entered into a subscription agreement with the Company and other subscribers for 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes in exchange for cash in the principal amount of HK$300,000 and HK$700,000, respectively.

The initial conversion price of the Convertible Note was HK$0.79 per share, subject to anti-dilutive adjustments. In July 2008, the conversion price was reduced from HK$0.79 per share to HK$0.339 per share as a result of rights issued by Rosedale. Unless previously converted or lapsed or redeemed by Rosedale, Rosedale will redeem the Notes on the fifth anniversary from the date of issue of the Notes (i.e. June 7, 2011, the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.

The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Note up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Note into shares of Rosedale at the then prevailing conversion price. Had the Company’s Convertible Notes been converted into new shares of Rosedale in full as of December 31, 2009 and 2010, the equity ownership percentage held by the Company in Rosedale would change from 10.72% to 10.59% and 8.90% to 9.64% respectively.

Subject to certain restrictions which are intended to facilitate compliance with relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Rosedale as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Rosedale that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated companies or subsidiaries in the future is at the sole discretion of the directors of Rosedale.

The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which resulted in a payment by its intermediate holding company, GDI, on behalf of the Company, of Rmb205,049, with the remainder of Rmb104,071 being offset by an advance previously made to Rosedale.

The Company exercised certain of its conversion rights in the principal amount of HK$158,000 (equivalent to approximately Rmb148,916) and HK$79,000 (equivalent to approximately Rmb74,458) in June 2007 and July 2007, respectively, under the terms of the Convertible Notes. No Convertible Notes were converted during the years ended December 31, 2008, 2009 and 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	CONVERTIBLE NOTE RECEIVABLE — continued

Pursuant to the instrument constituting the Convertible Notes, the conversion price should be adjusted from HK$0.339 to HK$0.337 (the “2009 Adjustment”) as a result of completion of the placing of 1,800 million shares as announced by Rosedale on August 4, 2009. Since the 2009 Adjustment was less than 3% of the then prevailing conversion price of HK$0.339, pursuant to the terms of the Convertible Notes, the 2009 Adjustment did not take effect but would be carried forward and be taken into account in the next subsequent adjustment.

On February 2, 2010, Rosedale had completed a capital reorganization which involved, among others, consolidation of every 20 of its then issued shares of HK$0.01 each into 1 issued consolidated share of HK$0.20 each. Consequently, the conversion price of the Convertible Notes was adjusted from HK$0.339 to HK$6.780 with effect from February 1, 2010.

In accordance with Derivative and Hedging Topic of the FASB Accounting Standards Codification Topic 815 (“ASC 815”), the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with an effective interest rate of 6.5%. The fair value of the conversion option was estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2008, 2009 and 2010, was a loss of Rmb4,244, a gain of Rmb72 and a loss of Rmb185 (US$28) which have been recognized in the consolidated statements of operations for 2008, 2009 and 2010, respectively.

The assumptions adopted for the valuation of the conversion option as of December 31, 2009 and 2010 under the Black-Scholes model are as follows:

	December	December
	31, 2009	31, 2010
Risk-free interest rate
(by reference to the yield of Hong Kong Exchange Fund Bills & Notes)	0.32%	0.30%
Expected volatility
(estimated by the average annualized standard deviations of the continuously compounded rates of return on the Company’s share prices)	106.93%	37.98%
Expected life (in years)	1.43	0.43
Expected dividend yield (per annum)	0%	0%
Fair Value:
Conversion feature (Rmb)	187	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	CONVERTIBLE NOTE RECEIVABLE — continued

Convertible note receivable consists of:

	2009	2010	2010
	Rmb	Rmb	US$
Debt element	51,602	51,764	7,843
Embedded derivative instrument	187	—	—

	51,789	51,764	7,843

On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000, or approximately US$8,077 remained outstanding. All such Convertible Notes, together with accrued interest of HK$10,800 or approximately US$1,385 were subsequently fully settled (Note 18(i)).

8.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES

On June 16, 2004, Manwide Holdings Limited (“Manwide”), a then subsidiary, entered into a conditional sale and purchase agreement with Shanghai Jiu Sheng Investment Limited (“Jiu Sheng”), an unrelated property developer, for the acquisition of a parcel of land situated in Shanghai, the PRC (the “Land”) and the 24-storey building and carpark being constructed (the “Building”, hereinafter with the Land are collectively referred to as the “Xiang Zhang Garden”).

The total consideration for the acquisition of Xiang Zhang Garden, on a completion basis, was Rmb450,000. A deposit of Rmb50,000 was paid by Manwide to Jiu Sheng on June 18, 2004.

The remaining consideration of Rmb400,000 was to be settled by the assumption of bank loans of Rmb380,000 and cash consideration of Rmb20,000 upon the grant of a bank loan and the transfer of the ownership of Xiang Zhang Garden to Manwide. The closing of the acquisition was subject to certain conditions precedent.

One of the conditions for completion of the acquisition was that Jiu Sheng should obtain approval for the change of authorized usage of the properties from office to both commercial and residential. The change of use of Xiang Zhang Garden had not been completed within the stated period and accordingly, Jiu Sheng and the Group entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Group would pay, on behalf of Jiu Sheng, Rmb22,000 to the main contractor of Xiang Zhang Garden (the “Main Contractor”); and (ii) the amount paid by the Group (i) would be deducted from the purchase consideration of Xiang Zhang Garden.

Further, the Group had advanced an additional Rmb8,000 to Jiu Sheng pursuant to this additional agreement and the aggregate sum paid by the Group to Jiu Sheng amounted to Rmb58,000 as of December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued

In June 2005, the Group had commenced legal proceedings against Jiu Sheng, among other things, to demand that Jiu Sheng fulfill its obligations under the above two agreements and applied to a PRC court an injunction order on Xiang Zhang Garden to stop Xiang Zhang Garden from being transferred (the “Injunction Order(s)”). It also came to the attention of the Group that one of the three secured creditors of Jiu Sheng and the Main Contractor had already applied to and been granted the Injunction Orders and they, together with the other two secured creditors, had priority over the Group on Xiang Zhang Garden.

In March 2008, the Group entered into an agreement with Jiu Sheng through an ex-subsidiary of the Group, to disclaim its rights in Xiang Zhang Garden for a consideration of Rmb75,000 which was received by the ex-subsidiary in April 2008 and an amount of Rmb17,000 was recognized in the consolidated statements of operations for the year ended December 31, 2008.

9.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENT

On April 15, 2008, Wealth Faith, a subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds a partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

The total consideration for the acquisition of the interest in Always Rich was Rmb150,000. A deposit of Rmb75,000 was paid to a third party vendor on April 24, 2008.

On June 30, 2011, the MOU lapsed. The deposit of Rmb67,500, or approximately US$10,227 was refunded to the Company. Rmb7,500 was charged by the third party as an administrative fee and recorded as an expense of the Company for the year ended December 31, 2011.

10.	INCOME TAXES

The components of profit (loss) from operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
The PRC	15,890	—	—	—
All other jurisdictions	(132,305)	17,346	(6,944)	(1,052)

	(116,415)	17,346	(6,944)	(1,052)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	INCOME TAXES — continued

Income taxes expense consists of:

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
Current	6,250	—	(3,823)	(579)
Deferred	(15,779)	25,512	19,017	2,881

	(9,529)	25,512	15,194	2,302

Bermuda

The Company was incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.

British Virgin Islands (“BVI”)

The Company has certain of its subsidiaries incorporated under the laws of BVI. Pursuant to the rules and regulations of the BVI, these subsidiaries are not subject to any income tax in the BVI.

Under the International Business Companies Act of the BVI as currently in effect, a holder of common stock who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	INCOME TAXES — continued

Hong Kong

The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying a profits tax rate of 16.5% to the estimated taxable income earned in or derived from Hong Kong.

PRC

The Group’s PRC entities (note 6) are subject to income taxes calculated at tax rates (15% to 25% beginning from January 1, 2008) on the taxable income.

The deferred tax liability of Rmb29,057 and Rmb48,074 as of December 31, 2009 and 2010, respectively, has been recognized on the undistributed earnings of the Company’s affiliate in the PRC at a rate of 10%. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not be subject to withholding tax. Consequently, the deferred tax liability on the undistributed earnings of the Company’s PRC affiliate at December 31, 2007 of Rmb19,324 was written off during the year ended December 31, 2008.

The Company adopted the provisions of ASC Topic 740 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009 and 2010, there is no interest and penalties related to uncertain tax positions.

The tax positions for the years 2003 to 2010 may be subject to examination by the Hong Kong tax authorities.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	INCOME TAXES — continued

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2009	2010	2010
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	6,679	7,183	1,088
Valuation allowances	(6,679)	(7,183)	(1,088)

	—	—	—

Non-current deferred tax liability:
Withholding income tax on dividend	(29,057)	(48,074)	(7,283)

Movement in valuation allowance:

	2009	2010	2010
	Rmb	Rmb	US$
At the beginning of the year	7,567	6,679	1,011
Current year movement	(888)	504	77

At the end of the year	6,679	7,183	1,088

The Group has total tax operating loss carry forwards of Rmb40,476 and RMB43,534 (US$6,596) as of December 31, 2009 and 2010, respectively. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	INCOME TAXES — continued

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2008	2009	2010
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	2.1%	(16.2%)	(17.4%)
Effect on withholding income tax on dividends	19.5%	9.4%	10.4%
Change in valuation allowance	(23.5%)	(0.3%)	0.9%
Change in estimate	—	—	(2.1%)
Tax rate difference between tax jurisdictions	(2.8%)	—	—

Effective tax rate	11.8%	9.4%	8.3%

11.	CAPITAL STOCK

Share Capital

The Company was incorporated with an initial share capital of 1,200,000 shares of Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, the total number of authorized Supervoting Common Stock is 20,000,000 shares. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 shares of Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as consideration for the transfer of two PRC entities to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.

In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as at December 31, 2009 and 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

11.	CAPITAL STOCK — continued

Capital Stock

Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

12.	FAIR VALUE MEASUREMENTS

Effective from January 1, 2008, the Company adopted ASC Topic 820 “Fair Value Measurement and Disclosures” for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC Topic 820 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

12.	FAIR VALUE MEASUREMENTS — continued

Fair Value Hierarchy — continued

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2010:

	Quoted prices
	In Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
	Rmb	Rmb	Rmb	Rmb
Current Assets:
Trading securities
— Equity securities listed in Hong Kong	50,116	—	—	50,116
— Equity securities listed in Singapore	13,634	—	—	13,634

	63,750	—	—	63,750

Available-for-sale securities
— Equity securities listed in Hong Kong	33,546	—	—	33,546
Non-current Assets:
Derivative instruments	—	187	—	187

Total	97,296	187	—	97,483

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

12.	FAIR VALUE MEASUREMENTS — continued

Fair Value Hierarchy — continued

	Quoted
	prices In
	Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2010
	Rmb	Rmb	Rmb	Rmb	US$
Current Assets:
Trading securities
— Equity securities listed in Hong Kong	38,846	—	—	38,846	5,886
— Equity securities listed in Singapore	15,975	—	—	15,975	2,420

	54,821	—	—	54,821	8,306

Available-for-sale securities
— Equity securities listed in Hong Kong	31,511	—	—	31,511	4,774

Total	86,332	—	—	86,332	13,080

The Company has entered into a subscription agreement with Rosedale in relation to the subscription of the Convertible Notes (see Note 7). The fair value of the conversion option was estimated using the Black-Scholes option pricing model and recorded as derivative instruments in the consolidated balance sheets. Since significant observable inputs such as risk free rates, volatility and dividend yield are used in the valuation model, the conversion option was considered a level 2 item in the fair value hierarchy.

13.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2009 and 2010, the Company has outstanding capital commitments for acquisition of an investment amounting to approximately Rmb75,000 (US$11,364) (see Note 9).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

14.	DISTRIBUTION OF PROFIT

(a)	Dividends

Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2009 and 2010, the Company’s affiliates in the PRC had accumulated profits of Rmb1,769,377 and Rmb2,379,278 (US$360,497), respectively, as reported in their statutory financial statements.

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2008, 2009 and 2010.

(b)	Profit appropriation

In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities are required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities’ operation and can be converted to capital subject to approval by the relevant authorities. In addition, certain of the PRC entities were granted a special reserve fund by the government for specific projects carried out by the relevant PRC entities. All other reserve funds are included in retained earnings of the PRC entities but can only be used for a specific purpose and are not distributable as a cash dividend.

Included in the accumulated deficit of the Company as of December 31, 2008, 2009 and 2010 was non-distributable reserves of Rmb1,288, Rmb2,171 and Rmb2,171 (US$329), respectively.

15.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

15.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued

Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:

(a)	Due from/to Related Parties

	2009	2010	2010
	Rmb	Rmb	US$
Due from:
CSH[1] and its subsidiaries	118	95	14
GDI and its subsidiaries (“GDI Group”)	2	2	—
HHL and its subsidiaries (except GDI Group) (note 1)	1,267	1,217	185
Rosedale[1] and its subsidiaries (note 6)	28,766	22,779	3,451

	30,153	24,093	3,650

Due to:
CSH[1] and its subsidiaries	394	382	58
GDI and its subsidiaries	1,737	1,737	263
HHL and its subsidiaries (except GDI Group) (note 1)	94,545	90,835	13,763
Rosedale[1] and its subsidiaries (note 6)	523	258	39
Paul Y. Finance Limited[2]	9,744	544	82

	106,943	93,756	14,205

1	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH and the managing director of Rosedale, an equity method affiliate of the Company until June 30, 2007 and accounted for as investments of the Company thereafter.
2	Paul Y. Finance Limited is a subsidiary of PYI Corporation Limited, an affiliate of ITC and a company listed on the HKSE.

As of December 31, 2009 and 2010, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

16.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities (Note 6) are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of average monthly salaries for the years ended December 31, 2008, 2009 and 2010.

17.	PLEDGE OF ASSETS

As of December 31, 2009 and 2010, trading and available-for-sale securities amounting to Rmb94,510 and Rmb84,304 (US$12,773) are collateralized to secure the security trading margin facilities of the Company.

18.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements and below:

(i)	On June 1, 2011, the Company, through Wealth Faith Limited, its direct, wholly owned subsidiary, entered into a Memorandum of Understanding under which Wealth Faith Limited will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or approximately US$19,846 have been paid to the third party. The deposits are refundable in full, without interest, within 21 days from August 31, 2012, the deadline of the conclusion of a formal investment agreement. The deposits were funded by the settlement of the Convertible Notes of Rosedale and accrued interest that totaled HK$73,800 (or approximately US$9,462) (Note 7) and a refund of deposits paid for acquisition of a property investment company of Rmb67,500 (or approximately US$10,227) (Note 9).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

18.	SUBSEQUENT EVENTS — continued

(i)	— continued

On October 4, 2012, the Company entered into a definitive agreement (the “Agreement”) with a third party vendor. The Agreement provides for the purchase by Wealth Faith Limited of 40% of the equity interest in Million Cube Limited (“Million Cube”), a company incorporated in BVI from the third party vendor at a consideration of HK$200 million or approximately US$25.6 million. The Company, through Wealth Faith Limited, has previously deposited HK$154.8 million or approximately US$19.8 million in earnest money with the third party vendor, which will be applied toward the purchase price. At the date of these financial statements, this transaction is not yet completed. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close sometime in the first quarter of 2014.

Business of Million Cube

Effective on May 31, 2012, Million Cube acquired from ITC Properties Group Limited, a company incorporated in Bermuda and listed on the HKSE (“ITC Properties”), effectively a 45% equity interest of Paragon Winner Company Limited (“Paragon”). Paragon was incorporated in the BVI and engages in the development and operation of a hotel and golf resort, ie Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, PRC. ITC Properties retains effectively a 55% equity interest in Paragon and accounts for Paragon as its jointly controlled entity. According to the 2012 annual report of ITC Properties, ITC held a 37.9% equity interest in ITC Properties as of March 31, 2012, and the chairman of ITC Properties is also the chairman and a director of Rosedale (Note 15).

(ii)	On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands, for cash consideration of Rmb600,000 or approximately US$90,909. Rmb40,000 or approximately US$6,060 of the proceeds otherwise payable to the Company was deposited into the account of a third party tax service provider for payment of taxes related to the transaction. The remaining proceeds of Rmb560,000 or approximately US$84,848 were fully settled on November 28, 2011.

China Enterprises Limited IMPORTANT ANNUAL MEETING INFORMATION This proxy must be received on or prior to January 3, 2014 2:30 p.m. (Hong Kong Time) for action to be taken Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X Annual Meeting Proxy Card PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.? A Proposals — The Board recommends a vote FOR all nominees, and FOR Proposals 2, 3 and 4. 1. Re-elect each of the following six directors for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine the Directors’ remuneration: For Against Abstain For Against Abstain For Against Abstain 01—Allan Yap 02—Chan Ling, Eva 03—Lien Kait Long 04—Dorothy Law 05—Richard Whittall 06—Sin Chi Fai For Against Abstain For Against 2. Adopt the report of the independent registered public 3. Re-appoint Crowe Horwath (HK) CPA Limited as the accounting firm and audited financial statements for the year independent registered public accounting firm for a term ended December 31, 2010. expiring at the next annual general meeting and to authorize the Board of Directors to determine its remuneration. + Abstain 4. Approve the deferral of laying the reports of the independent registered public accounting firm and audited financial statements for the years ended December 31, 2011 and 2012 until they are ready for presentation to shareholders. B Non-Voting Items Change of Address — Please print your new address below. Comments — Please print your comments below. Meeting Attendance Mark the box to the right if you plan to attend the Annual Meeting. C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. +

2011, 2012 and 2013 Annual Meeting 2011, 2012 and 2013 Annual Meeting of China Enterprises Limited Shareholders 6, January, 2014, 2:30 p.m. Hong Kong Time Gemini and Libra, 33rd Floor, Rosedale on the Park, 8 Shelter Street, Causeway Bay, Hong Kong PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.?? Proxy — China Enterprises Limited Notice of 2011, 2012 and 2013 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting—6, January, 2014 Chairman of the Meeting or (name) of (address), or any of them, each with the power of substitution, are hereby authorized to represent and vote all / shares of China Enterprises Limited registered in the name of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of China Enterprises Limited to be held on January 6, 2014 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees, and FOR Proposals 2, 3 and 4. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2013

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name: Yap, Allan
Title: Chairman